2150 Kittredge St. Suite 450	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Sanderson Farms, Inc. (SAFM)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: 2150 Kittredge St. Suite 450, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Sanderson Farms, Inc. (SAFM)
Vote Yes: Item #6 – Report on Water Resource Risks

Annual Meeting: February 13, 2020

CONTACT: Lila Holzman | lholzman@asyousow.org

THE PROPOSAL

Shareholders request that, in order to allow tracking of water stress trends and impacts that are expected to be exacerbated by climate change, the Board of Directors report to shareholders on quantitative metrics identified by the Sustainability Accounting Standards Board (SASB) as providing material information on water resource risks for the Meat, Poultry and Dairy sector by 180 days after the 2020 Annual Meeting, at reasonable expense and excluding confidential information, and annually thereafter, including:

•	Total water withdrawn, and percentage in regions with High or Extremely High Baseline Water Stress;

•	Percentage of contracts with producers located in regions with High or Extremely High Baseline Water Stress;

•	Percentage of animal feed sourced from regions with High or Extremely High Baseline Water Stress.

RATIONALE FOR A YES VOTE

Water resource risk reporting is financially material for Sanderson’s investors. As the Sustainability Accounting Standards Board (SASB) notes,

The Meat, Poultry & Dairy industry is water-intensive both in raising livestock and industrial processing…As water scarcity becomes an issue of growing importance due to population growth, increasing consumption per capita, poor water management, and climate change, companies in the industry may face higher operational costs or lost revenues due to water shortages and/or regulations resulting in production reduction. Companies can manage water-related risks and opportunities through capital investments and assessment of facility locations relative to water scarcity risks, improvements to operational efficiency, and partnerships with regulators and communities on issues related to water access and effluent.1

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1 MEAT, POULTRY & DAIRY, Sustainability Accounting Standard, Prepared by the Sustainability Accounting Standards Board, October 2018, p.13. Available at https://www.sasb.org/wp-content/uploads/2018/11/Meat_Poultry_Dairy_Standard_2018.pdf.

2020 Proxy Memo
Sanderson Farms, Inc. | Report on Water Resource Risks

According to the Risk Factors section of Sanderson’s most recent 10-K, “[w]ater shortages” is a factor that “could have a material adverse effect on our results of operations.” The company’s current proxy states, “[o]ur Board and our management agree wholeheartedly with the proponents that water conservation and sustainable practices are critical to our profitability and long-term value,” and “[w]e agree with the proponents that risks from climate change, including water scarcity, are among the most significant risks affecting our business.” There is little doubt that Sanderson’s Board and management consider water resource risks to be financially material.

The SASB has created financially material disclosure standards based on decision-useful, comparable metrics that allow investors to measure the impact of water resource management on operating performance and financial condition. The metrics referenced by the SASB standard are, among others, “[t]otal water withdrawn and consumed, percentage of each in regions with High or Extremely High Baseline Water Stress;” “[p]ercentage of contracts with producers located in regions with High or Extremely High Baseline Water Stress;” and “[p]ercentage of animal feed sourced from regions with High or Extremely High Baseline Water Stress.” Disclosure of these metrics is referenced in the Resolved Clause of the Proposal.

The Company’s opposition to the Proposal centers on the Board’s belief that “our current policies, practices, and disclosures appropriately and adequately address the proponents’ concerns, and that producing another report as requested by the proponents would be duplicative and not meaningful to our stockholders.” While the company’s current policies and practices to address water risk, which it has disclosed for the first time (and perhaps the last time) in its Proxy filing, may be laudable, its disclosures regarding water risk metrics are woefully inadequate assessed against both the standards of financial materiality, as well as in comparison to its main competitors in its peer group.

Sanderson Farms’ Water Risk Disclosure is Inadequate

The Company states in the proxy that “[s]ince 2014, we have reported annually on our sustainability program, including our water initiatives discussed below and our progress, in our Corporate Responsibility Report…Moreover, we report our water management and performance efforts to CDP, formerly the Carbon Disclosure Project, through its Water Questionnaire.” Regarding the first statement, the Company’s disclosure has actually worsened over time in terms of the quantitative metrics requested by the proposal, and in addition compares unfavorably to its peer group. The second statement is erroneous and materially misleading, as there is no Sanderson Water Security disclosure on the CDP website.

Sanderson’s inaugural 2014 Corporate Responsibility Report provides metrics on only a single water measure -- total corporate water usage in gallons. In 2015, only a press release about the Corporate Responsibility Report is available using Google search. The 2016 Corporate Responsibility Report provides total corporate water usage in gallons, as well as water efficiency measured by gallons used per salable pound. The 2017 Report only provides gallons per salable pound, as does the 2018 Report. Both Reports provide a figure of “pounds sold,” from which perhaps it is possible to calculate total water usage, but only if “salable pounds” means the same thing as “pounds sold” (generally, “salable” does not mean “sold”). In terms of information conveyed, the 2017 and 2018 reports provide to investors a single metric on water use, a step back even from the minimal 2016 Report.

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2020 Proxy Memo
Sanderson Farms, Inc. | Report on Water Resource Risks

Sanderson’s water risk reporting is inferior to its main competitors, Pilgrim’s Pride and Tyson Foods. Pilgrim’s Pride reports on total water use as well as water efficiency, in gallons per finished pound, in its 2018 Sustainability Report. In addition, Pilgrim’s Pride provides metrics as to the water risk profile of all of its facilities. Tyson in its 2018 sustainability report also provides metrics on total water withdrawal as well as water use intensity, and furthermore breaks out water withdrawal by source, whether municipal or from wells. While investors view with dismay this lack of comparability among metrics used by the industry, it is still correct to say that Sanderson’s Corporate Responsibility water reporting lags the field.

A visit to the CDP website indicates no record of Water Security reporting submitted by Sanderson, contrary to the Company’s attestation. The Company submitted answers to the 2016 and 2017 CDP Climate Change questionnaires, and the 2017 Forests questionnaire. The company declined to submit answers to either questionnaire in 2018 or 2019. There is no record of any submission to the Water Security questionnaire. CDP has confirmed to the proponents that Sanderson has NEVER filed a Water Security submission IN ANY YEAR.2 This is a very material misrepresentation in the proxy filing. In addition, it is another example of Sanderson lagging its peers. Tyson has submitted answers to the Water Security questionnaire since 2016, and JBS (parent of Pilgrim’s Pride) has also done so since 2013 (although only for its Brazilian operations).

Sanderson’s Water Risk Disclosures Are Not Financially Material

Our Company opposes the resolution in part because “[t]he SASB is one of many similar organizations which have developed competing sets of detailed and voluminous reporting standards for environmental, social and governance matters,” and “there is no single reporting framework that has become predominantly accepted in the United States and reporting under multiple frameworks would be burdensome.” This viewpoint fails to recognize that the SASB is the only body that has united investors and issuers in formulating financially material disclosure standards.

Disclosure is the bedrock concept of federal securities law. As the Supreme Court has stated, “[t]his Court repeatedly has described the ‘fundamental purpose’ of the [1934 Securities Exchange] Act as implementing a ‘philosophy of full disclosure.’”3 The most salient aspect in considering whether disclosures are helpful to investors is related to materiality, a concept which has been considered “the cornerstone of the federal securities laws since Congress incorporated this principle in the first of these laws in the 1930s.”4

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2 Email from Betty Cheong, Disclosure Support Officer, Corporate Engagement, CDP, dated 16 January 2020. Copy on file with As You Sow.

3 Basic v. Levinson, 485 U.S. 230 (1988).

4 Business Roundtable, The Materiality Standard for Public Company Disclosure: Maintain What Works, 3 (Oct. 2015), http://businessroundtable.org/sites/default/files/reports/Materiality%20White%20Paper%20FINAL%2009-29-15.pdf.

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2020 Proxy Memo
Sanderson Farms, Inc. | Report on Water Resource Risks

The Supreme Court took up the definition of materiality in 1976’s TSC Industries v. Northway.5 The Court arrived at a definition of materiality that is now widely known:

What the standard does contemplate is a showing of a substantial likelihood that, under all the circumstances, the omitted fact would have assumed actual significance in the deliberations of the reasonable shareholder. Put another way, there must be a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.6

The Court’s exposition therefore highlighted that the essential aspect of the materiality test was that a fact be decision-useful in the eyes of the reasonable investor. Furthermore, the Court held that it was the responsibility of the issuer to look through the eyes of the reasonable investor when judging the kinds of disclosures that might be material: “The determination [of materiality] requires delicate assessments of the inferences a ‘reasonable shareholder’ would draw from a given set of facts and the significance of those inferences to him . . ..”7

The Securities and Exchange Commission over time has provided context to the Court’s conception. For example, SEC Staff has affirmed that when managements and investors disagree as to the materiality of a fact, benefit of the doubt should accrue to the investor.8 The central role of the investor in determining which disclosure topics are material has recently been re-emphasized by SEC Commissioner Robert Jackson: “Of course it’s true that materiality—the importance of a subject to a reasonable investor—is the touchtone of our securities laws. But too much of corporate America has forgotten who decides what is material….I want to remind everyone, and the corporate counsel with whom shareholder proponents engage with each year, that it is the investor who tells us what’s important.”9 It is the privilege of investors to evaluate the materiality, and hence the appropriateness, of disclosures.

In this regard decision-usefulness necessarily implies comparability, as “…investment decisions essentially involve a choice between competing investment alternatives.”10 Comparability can extend along the dimension of time as well as across a universe of firms, as investors desire to evaluate corporate performance from period to period, even for a single company. Comparability is stifled, however, in the absence of metrics.

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5 TSC Industries, Inc. v. Northway, Inc., 426 U.S. 438 (1976).

6 Id. at 449 (emphasis added). See also Basic v. Levinson, 485 U.S. 224, 232 (1988) (“We now expressly adopt the TSC Industries standard of materiality for the § 10(b) and Rule 10b-5 context.”); Halliburton Co. v. Erica P. John Fund, Inc., 134 S. Ct. 2398, 2413 (2014) (reaffirming this standard of materiality).

7 TSC Indus., Inc., 426 U.S. at 450

8 “In the articulation of the materiality standards, it was recognized that doubts as to materiality of information would be commonplace, but that, particularly in view of the prophylactic purpose of the securities laws and the fact that disclosure is within management's control, ‘it is appropriate that these doubts be resolved in favor of those the statute is designed to protect.’” SEC, Commission Guidance Regarding Disclosures Related to Climate Change, Sec. Act Rel. No. 9106 (Feb. 8, 2010) at 11 (Citation omitted.)

9 Proxy Preview 2019, available at https://www.proxypreview.org/. At 6. (Original emphasis.)

10 40 Fed. Reg. 51,662 (Nov. 6, 1975)

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2020 Proxy Memo
Sanderson Farms, Inc. | Report on Water Resource Risks

The Dearth of Financially Material Metrics in Sustainability Disclosure has Frustrated Investors

The Sustainability Accounting Standards Board (SASB) has produced a series of exhaustive analyses of U.S. issuers’ financial disclosures.11 The Board has found that while most issuers already address most SASB topics in their filings (“73 percent of companies in the analysis reported on at least three-quarters of the sustainability topics included in their industry standard”),12 “most sustainability disclosure consists of boilerplate language, which is largely useless to investors: The most common form of disclosure across the majority of industries and topics was generic boilerplate language, which is inadequate for investment decision-making.”13 Moreover, “[s]ustainability performance metrics are rarely disclosed and lack comparability when they are: Companies used metrics—obviously more useful to investment analysis—in around 29 percent of the cases in which a disclosure occurred. Importantly, even in these cases, the metrics were non-standardized and therefore lacked comparability from one firm to the next.”14 The SASB sums up the issue with the statement, “…by and large, companies continue to take a minimally compliant approach to sustainability disclosure.”15

SASB’s Financially Material Standards are Supported by Investors

The SASB’s standards have attracted wide support from the investment community. The SASB Investor Advisory Group, 48 global asset owners and asset managers, includes seven of the world’s ten largest investment advisers. Members of this group “[b]elieve SASB’s approach—which is industry-specific and materiality-focused—will help provide investors with relevant and decision-useful information,” and “[b]elieve that SASB standards can inform integration of sustainability factors into investment and/or stewardship processes, such as corporate engagement and proxy voting.”16 Members of the SASB Investor Advisory Group and SASB Alliance, “a growing movement of organizations that believe standardized, industry-specific, and materiality-based standards help companies and investors adapt to the market’s expectations,” comprise among others pension funds of six states.17

The Company’s largest shareholders also believe that the SASB standards are financially material. BlackRock has stated that “the Sustainability Accounting Standards Board (SASB) provides a clear set of standards for reporting sustainability information across a wide range of issues, from labor practices to data privacy to business ethics…We will use these disclosures and our engagements to ascertain whether companies are properly managing and overseeing these risks within their business and adequately planning for the future. In the absence of robust disclosures, investors, including BlackRock, will increasingly conclude that companies are not adequately managing risk…18 Vanguard has stated: “Our participation in the Investor Advisory Group to the Sustainability Accounting Standards Board (SASB) reflects our belief that materiality-driven, sector-specific disclosures will better illuminate risks in a way that aids market efficiency and price discovery.”19

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11 Sustainability Accounting Standards Board [SASB], State of Disclosure Report 2017, (2017) https://www.sasb.org/wp-content/uploads/2017/12/2017State-of-Disclosure-Report-web.pdf.

12 Id. at 2.

13 Id.

14 Id.

15 Id. at 3.

16 https://www.sasb.org/investor-use/supporters/

17 https://www.sasb.org/alliance-membership/organizational-members/

18 A Fundamental Reshaping of Finance, available at https://www.blackrock.com/corporate/investor-relations/larry-fink-ceo-letter

19 F. William McNabb III, Chairman and Chief Executive Officer, An open letter to directors of public companies worldwide, August 31, 2017 available at https://about.vanguard.com/investment-stewardship/governance-letter-to-companies.pdf.

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2020 Proxy Memo
Sanderson Farms, Inc. | Report on Water Resource Risks

It Would Not Be Overly Burdensome for the Company to Disclose the Information Requested by the Proponent

While direct usage of water in the poultry production process for drinking, washing and processing requires significant volumes, 99% of the water security impact of the poultry industry is related to the water requirements of feed.20 The Company notes that “[d]uring fiscal 2019, the feed we produced for our chickens, which consists mainly of corn and soybean meal, represented 39.8 percent of our poultry cost of goods sold.” In addition, “the prices we pay for feed grains are affected by global weather patterns, including inadequate rainfall and drought conditions caused by climate change.” Despite this overwhelmingly material risk, the Company states, in opposition to the Proposal, that “it is impossible to know the specific locations where the feed grains we purchase were grown or the quantity or condition of water resources in that area. Therefore, we are unable to report the data concerning our feed grain purchases that the proponents seek.” This is contradicted by the Company’s statement that, “[o]ur vertically integrated model means that we have significant control over our supply chain.” In addition, it has not been found to be an “impossible” task by Sanderson’s peers.

Both Tyson Foods and JBS Brazil responded to the 2019 CDP Water Security questionnaire about their sourcing. Question W-FB1.2e asks: “For each commodity reported…do you know the proportion that is produced/sourced from water stressed areas?” For soy, one of the primary ingredients in chicken feed, Tyson answered “yes.” Tyson then went on to say that, “[u]sing the work we did with WRI [World Resources Institute], this value is based on an assumption that the commodity used at water stressed plants is 100% produced and sourced from a water stressed area. The data was obtained using the NorthStar Initiative for Sustainable Enterprise model and is believed to provide a very conservative estimate.” For soy and corn, the other major ingredient in chicken feed, JBS answered, “[n]o, not currently but we intend to collect this data within the next two years.” JBS explained, “[t]he company is initiating a supplier evaluation process, with several compliance and sustainability criteria. Within the sustainability criterion, the subject of water resources management will be evaluated and will enable the company to obtain information about the production of the commodity in areas of water stress.”

Sanderson in the proxy admits to knowing where a “significant portion” of its feed is sourced: “We purchase a significant portion of our grain needs from producers who are members of initiatives such as Field to Market—The Alliance for Sustainable Agriculture…” The Field to Market website makes the offer to ingredient processors to help them “[m]easure and report the sustainability performance of your sourcing regions using a single platform.”21 Sanderson has made a very weak argument that it is “impossible to know the specific locations where the feed grains we purchase were grown or the quantity or condition of water resources in that area.”

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20 Mesfin M. Mekonnen, Christopher M.U. Neale, Chittaranjan Ray, Galen E. Erickson, Arjen Y. Hoekstra, Water productivity in meat and milk production in the US from 1960 to 2016, Environment International, Volume 132, 2019, Table 1.

21 https://fieldtomarket.org/our-program/fieldprint-platform/

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2020 Proxy Memo
Sanderson Farms, Inc. | Report on Water Resource Risks

CONCLUSION

Sanderson Farms opposes issuing financially material disclosure that provides decision-useful investor protection and serves the public interest. We therefore urge a “Yes” vote for Proposal 6 on the 2020 Sanderson Proxy Statement.

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THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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